

June 30, 2020

Alan Collier
Chief Executive Officer
ENDONOVO THERAPEUTICS, INC.
6320 Canoga Avenue, 15th Floor
Woodland Hills, CA 91367

>   **Re: ENDONOVO THERAPEUTICS, INC.**
>   **Registration Statement on Form S-1**
>   **Filed June 23, 2020**
>   **File No. 333-239384**

Dear Mr. Collier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 23, 2020

Index to Consolidated Financial Statements, page 47

1.   Please amend to include the Report of Independent Registered Public Accounting Firm that you refer to on page 46 for the audited financial statement periods presented in the filing pursuant to Rule 2-02 of Regulation S-X.

Exhibits

2.   We note that Exhibit 23.1 is missing the accounting firm's signature. Please re-file the exhibit including this item with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason L. Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frank J. Hariton, Esq.